Exhibit 99.4

DeFi Technologies Inc.

Form of Proxy – Annual General and Special Meeting to be held on June 29, 2026

Trader's Bank Building
1100, 67 Yonge Street
Toronto ON M5E 1J8

Appointment of Proxyholder
I/We being the undersigned holder(s) of **DeFi Technologies Inc.** hereby appoint **Paul Bozoki** or failing this person, Philippe Lucet

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of **DeFi Technologies Inc.** to be held virtually at https://meetings.lumiconnect.com/400-468-404-350 **on June 29, 2026 at 10:00 am EST** or at any adjournment thereof.

1. **Number of Directors.** To set the number of directors to be elected at the Meeting at six (6). — For ☐ Against ☐

2. **Election of Directors.**

	For	Withhold		For	Withhold		For	Withhold
a. **Johan Wattenstrom**	☐	☐	b. **Chase Ergen (Charles Edward)**	☐	☐	c. **Mikael Tandetnik**	☐	☐
d. **Per Von Rosen**	☐	☐	e. **Jonathan Dimitry**	☐	☐	f. **Silvia Andriotto**	☐	☐

3. **Appointment of Auditors.** Appoint HDCPA Professional Corporation as auditor of the Corporation. — For ☐ Withhold ☐

4. **Approval of Share Consolidation or Reverse Stock Split** - Consider and, if deemed advisable, to pass, with or without variation, a special resolution to authorize the directors of the Corporation to effect, in their sole and complete discretion if they deem it appropriate and without any further approval from the shareholders of the Corporation, a share consolidation, whereby the Corporation's issued and outstanding share capital would be altered by consolidating all its common shares on the basis of up to every twelve (12) of such common shares being consolidated into one (1) common share, with such consolidation to occur at some time as determined by the Board of Directors before the next annual general meeting of shareholders. — For ☐ Against ☐

5. **Confirmation of the By-Law Amendment** - Consider and, if deemed advisable, to pass with or without variation, an ordinary resolution confirming the amendment of the Corporation's By-Law No.1 removing the residency requirement for directors of the Corporation. — For ☐ Against ☐

6. **Confirmation of the Advance Notice By-Law** - Consider and, if deemed advisable, to pass with or without variation, an ordinary resolution confirming the adoption of the Corporation's By-Law No. 2 providing for advance notice requirements for the nomination of directors of the Corporation. — For ☐ Against ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, **this Proxy will be voted as recommended by Management.**

Signature(s): ____________________

Date ____________ **MM / DD / YY**

Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management's Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

Annual Financial Statements – Check the box to the right if you would like to **RECEIVE** the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

DN:

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME: This form of proxy is solicited by and on behalf of Management. Proxies must be received by 10:00 am Eastern time on June 25, 2026. Notes to Proxy 1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. To Vote Your Proxy Online please visit: https://vote.odysseytrust.com You will require the CONTROL NUMBER printed with your address to the right. You can attend the meeting virtually by visiting https://meetings.lumiconnect.com and entering the meeting ID 400 - 468 - 404 - 350. For further information on the virtual meeting and how to attend it, please view the management information circular of the company. If you vote by Internet, do not mail this proxy. To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca - en/help/ . Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.